Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this preliminary results announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this preliminary results announcement.

Tuya Inc.

塗鴉智能*

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 2391)

(NYSE Stock Ticker: TUYA)

PRELIMINARY UNAUDITED ANNUAL RESULTS ANNOUNCEMENT

FOR THE YEAR ENDED DECEMBER 31, 2022

Tuya Inc. (“Tuya” or the “Company”, HKEX: 2391; NYSE: TUYA), a global leading internet-of-things (“IoT”) cloud development platform, today announced the preliminary unaudited financial results of the Company, its subsidiaries and consolidated affiliated entities (the “Group”) for the year ended December 31, 2022 (the “Reporting Period”), together with comparative figures for the year ended December 31, 2021.

FINANCIAL HIGHLIGHTS FOR THE YEAR ENDED DECEMBER 31, 2022

•	Total revenue was US$208.2 million, down approximately 31.1% year-over-year (for the year ended December 31, 2021: US$302.1 million).

•	IoT platform-as-a-service (“PaaS”) revenue was US$152.9 million, down approximately 41.5% year-over-year (for the year ended December 31, 2021: US$261.4 million).

•	Software-as-a-service (“SaaS”) and others revenue was US$29.8 million, up approximately 60.6% year-over-year (for the year ended December 31, 2021: US$18.6 million).

•	Overall gross margin for the Reporting Period increased to 43.0%, up 0.7 percentage point year-over-year (for the year ended December 31, 2021: 42.3%). Gross margin of IoT PaaS for the Reporting Period decreased to 41.1%, down 1.3 percentage points year-over- year (for the year ended December 31, 2021: 42.4%).

•	Operating expenses for the Reporting Period were US$257.6 million, down approximately 17.3% year-over-year (for the year ended December 31, 2021: US$311.4 million). Non- GAAP operating expenses for the Reporting Period were US$188.6 million, down approximately 23.1% year-over-year (for the year ended December 31, 2021: US$245.3 million). Operating margin for the Reporting Period was negative 80.8%, down 20.0 percentage points year-over-year (for the year ended December 31, 2021: negative 60.8%). Non-GAAP operating margin for the Reporting Period was negative 47.6%, down 8.7 percentage points year-over-year (for the year ended December 31, 2021: negative 38.9%).

•	Net cash used in operating activities for the Reporting Period was US$70.7 million, down approximately 44.0% year-over-year (for the year ended December 31, 2021: US$126.1 million).

•	Total cash, cash equivalents, and short-term investments were US$954.3 million as of December 31, 2022 compared to US$1.07 billion as of December 31, 2021.

* For identification purpose only

•	Total shares repurchased in the form of American Depositary Shares (“ADSs”) and Class A ordinary shares amounted to approximately 25.8 million for a total consideration of approximately US$112.8 million as of December 31, 2022.

For further information on non-GAAP financial measures, see the section headed “Use of Non-GAAP Financial Measures” in page 13 of this preliminary results announcement.

OPERATING HIGHLIGHTS FOR THE YEAR ENDED DECEMBER 31, 2022

•	IoT PaaS customers1 for the year ended December 31, 2022 were approximately 5,100 (the year ended December 31, 2021: 5,500). Total customers for the year ended December 31, 2022 were approximately 7,600 (the year ended December 31, 2021: 8,400).

•	Premium IoT PaaS customers2 for the trailing 12 months ended December 31, 2022 were 263 (the trailing 12 months ended December 31, 2021: 311). In the year ended December 31, 2022, the Group’s premium IoT PaaS customers contributed approximately 81.7% (the year ended December 31, 2021: 88.6%) of IoT PaaS revenue.

•	Dollar-based net expansion rate (“DBNER”)3 of IoT PaaS for the trailing 12 months ended December 31, 2022 was 51% (the trailing 12 months ended December 31, 2021: 153%).

•	Registered IoT device and software developers, or registered developers, were over 708,000 as of December 31, 2022, up 38.8% from approximately 510,000 developers as of December 31, 2021.

1.	The Group defines an IoT PaaS customer for a given period as a customer who has directly placed orders for IoT PaaS with the Group during that period.

2.	The Group defines a premium IoT PaaS customer as a customer as of a given date that contributed more than US$100,000 of IoT PaaS revenue during the immediately preceding 12-month period.

3.	The Group calculates DBNER of IoT PaaS for a trailing 12-month period by first identifying all customers in the prior 12-month period (i.e., those have placed at least one order for IoT PaaS during that period), and then calculating the quotient from dividing the IoT PaaS revenue generated from such customers in the current trailing 12-month period by the IoT PaaS revenue generated from the same group of customers in the prior 12-month period. The Group’s DBNER may change from period to period, due to a combination of various factors, including changes in the customers’ purchase cycles and amounts and the Group’s customer mix, among other things. DBNER indicates the Group’s ability to expand customer use of its platform over time and generate revenue growth from existing customers.

UNAUDITED FINANCIAL RESULTS FOR THE YEAR ENDED DECEMBER 31, 2022

Revenue

Total revenue decreased by 31.1% to US$208.2 million in 2022 from US$302.1 million in 2021, mainly due to the decrease in IoT PaaS revenue, partially offset by the increase in smart device distribution revenue and SaaS and others revenue.

•	IoT PaaS revenue decreased by 41.5% to US$152.9 million in the year ended December 31, 2022 from US$261.4 million in the same period of 2021, primarily because the Group’s customers have become more prudent and conservative in their purchases as the increasing inflation globally, especially in North America and Europe, resulted in weakened discretionary consumer spending. In addition, revenue was adversely impacted by heavy inventory backlog in the supply chain caused by the mismatch in supply and demand in the consumer discretionary sector amid such continued inflation, which is expected to be consumed by the downstream over time. Moreover, foreign exchange rate fluctuations negatively impacted the Group’s IoT PaaS revenue in the year by 2.4 percentage points, and the change in COVID-19 situation and its related public prevention policy during the year also has affected the Group’s selling, marketing and operating activities across the globe. As a result of these factors, the Group’s DBNER of IoT PaaS for the trailing 12 months ended December 31, 2022 decreased to 51% compared to previous periods.

•	SaaS and others revenue increased by 60.6% to US$29.8 million in the year ended December 31, 2022 from US$18.6 million in the same period of 2021, sustaining a strong year-over-year growth momentum. During the year, the Group continued to making efforts in offer value-added services and various software products with strong value proposition to its customers.

•	Smart device distribution revenue in 2022 increased by 14.9% to US$25.4 million from US$22.2 million in 2021. The Group offers smart device distribution mainly to save customers (primarily brands, system integrators and industry operators who demand and purchase finished smart devices) from dealing with multiple original equipment manufacturers (“OEMs”). Changes in the Group’s smart device distribution revenue between periods are primarily attributable to the varying timing and amounts of customer demands and purchases.

Cost of revenue

Cost of revenue decreased by 31.8% to US$118.7 million in the year ended December 31, 2022 from US$174.2 million in the same period of 2021, in line with the decrease in total revenue.

Gross profit and gross margin

Total gross profit decreased by 30.1% to US$89.4 million in the year ended December 31, 2022 from US$127.9 million in the same period of 2021 and gross margin increased to 43.0% in the year ended December 31, 2022 from 42.3% in the same period of 2021.

•	IoT PaaS gross margin was 41.1% in the year ended December 31, 2022, down 1.3 percentage points compared to 42.4% in the same period of 2021, primarily due to a negative 2.4 percentage points impact caused by an accrual of US$3.7 million in inventory allowance of certain slow-moving IoT chips and raw materials in relation to the IoT PaaS business during the year. Excluding inventory allowance impacts, the Group’s effective implementation of its business management and efficiency improvement initiatives ensured a steady gross margin of IoT PaaS business during the year.

•	SaaS and others gross margin was 79.0% in the year ended December 31, 2022, compared to 73.7% in the same period of 2021, mainly due to changes in the mix of services.

•	Smart device distribution gross margin was 11.6% in the year ended December 31, 2022, compared to 14.9% in the same period of 2021.

Operating expenses

Operating expenses decreased by 17.3% to US$257.6 million in the year ended December 31, 2022 from US$311.4 million in the same period of 2021. Non-GAAP operating expenses, defined as operating expenses excluding share-based compensation expenses, decreased by 23.1% to US$188.6 million in the year ended December 31, 2022 from US$245.3 million in the same period of 2021. Share-based compensation expenses were US$69.0 million in the year ended December 31, 2022, compared to US$66.1 million in the same period of 2021.

•	Research and development expenses in the year ended December 31, 2022 were US$144.9 million, down 16.8% from US$174.3 million in the same period of 2021, primarily because of the strategic streamlining of the Group’s research and development team to drive operational efficiency and focus more on pursuing strategies of better balancing the business growth and timeline to profitability (but partially offset by the accompanying one-off additional costs of a US$7.3 million relating to headcount optimization). The Group’s total salaried research and development headcount as of December 31, 2022 was 1,313, down 48.7% compared to that of December 31, 2021.

•	Sales and marketing expenses were US$55.7 million in the year ended December 31, 2022, down 26.2% from US$75.4 million in the same period of 2021, primarily because of (i) the strategic streamlining of the sales and marketing team, and (ii) the decrease in marketing spending due to COVID-19 and the Group’s efforts to control expenditures and improve sales and marketing efficiency.

•	General and administrative expenses were US$67.5 million in the year ended December 31, 2022, down 5.7% from US$71.6 million in the same period of 2021, primarily due to the Group’s efforts to control professional expenditure and operating overheads, partially offset by an increase in share-based compensation expenses from US$44.8 million in 2021 to US$47.5 million in 2022.

•	Other operating incomes, net were US$10.5 million in the year ended December 31, 2022, primarily due to receipts of software value-added tax refund and various general subsidies for enterprises.

Loss from operations and operating margin

Loss from operations was US$168.2 million in the year ended December 31, 2022, narrowed by 8.4% compared to US$183.6 million in the same period of 2021. Non-GAAP loss from operations was US$99.2 million in the year ended December 31, 2022, narrowed by 15.6% compared to US$117.5 million in the same period of 2021.

Operating margin was negative 80.8% in the year ended December 31, 2022, down 20.0 percentage points from negative 60.8% in the same period of 2021. Non-GAAP operating margin was negative 47.6% in the year ended December 31, 2022, down 8.7 percentage points from negative 38.9% in the same period of 2021. The changes in the operating margin are mainly because the Group’s total revenue declined at a faster pace than operating expenses.

For further information on non-GAAP financial measures discussed above, see the section headed “Use of Non-GAAP Financial Measures” in page 13 of this preliminary results announcement.

Net loss and net margin

Net loss was US$146.2 million in the year ended December 31, 2022, narrowed by 16.7% compared to US$175.4 million in the same period of 2021. Non-GAAP net loss was US$77.2 million in the year ended December 31, 2022, narrowed by 29.4% compared to US$109.3 million in the same period of 2021. The differences between loss from operation and net loss in 2022 was primarily because of a US$18.5 million financial income achieved mainly due to well implemented treasury strategies on the Group’s cash and deposits recorded as short-term investments.

Net margin was negative 70.2% in the year ended December 31, 2022, down 12.1 percentage points from negative 58.1% in the same period of 2021, and Non-GAAP net margin was negative 37.1% in the year ended December 31, 2022, down 0.9 percentage point from negative 36.2% in the same period of 2021, primarily due to the same reason as that of changes in operating margin.

For further information on non-GAAP financial measures discussed above, see the section headed “Use of Non-GAAP Financial Measures” in page 13 of this preliminary results announcement.

Basic and diluted net loss per ADS

Basic and diluted net loss per ADS were US$0.26 in the year ended December 31, 2022, compared to US$0.36 in the same period of 2021. Each ADS represents one Class A ordinary share of the Company. Non-GAAP basic and diluted net loss per ADS in the year ended December 31, 2022 were US$0.14, compared to US$0.22 in the same period of 2021.

For further information on non-GAAP financial measures discussed above, see the section headed “Use of Non-GAAP Financial Measures” in page 13 of this preliminary results announcement.

Cash and cash equivalents, and short-term investments

Cash and cash equivalents, and short-term investments were US$954.3 million as of December 31, 2022, up US$8.4 million from US$945.9 million quarter over quarter, which the Group believes are sufficient to meet its liquidity and working capital needs.

Net cash used in operating activities

Net cash used in operating activities was US$70.7 million in the year ended December 31, 2022, or 33.9% of total revenue, compared to US$126.1 million of net cash used in operating activities, or 41.7% of total revenue in the same period of 2021. The net cash used in operating activities in 2022 decreased mainly due to the decrease in operating expenses, particularly employee related costs, and working capital changes in the ordinary course of business.

Dual primary listing in Hong Kong

On July 4, 2022, Eastern Time (July 5, 2022, Hong Kong Time, the “Listing Date”), Tuya successfully listed its Class A ordinary shares on the Main Board of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) under the stock code “2391” and the stock short name of “TUYA-W” (the “Listing”). The Company issued 7,300,000 Class A ordinary shares in the Listing (no Class A ordinary shares issued during the stabilization period in connection with the global offering), and a total of 578,546,560 ordinary shares were in issue immediately upon the Listing and after the end of stabilization period.

BUSINESS REVIEW AND OUTLOOK

Business review

IoT PaaS customers for the year ended December 31, 2022 were approximately 5,100. Total customers for the year ended December 31, 2022 were approximately 7,600. The Group defines an IoT PaaS customer for a given period as a customer who has directly placed orders for IoT PaaS with the Group during that period.

Premium IoT PaaS customers for the trailing 12 months ended December 31, 2022 were 263. In the year ended December 31, 2022, the Group’s premium IoT PaaS customers contributed approximately 81.7% of IoT PaaS revenue. The Group defines a premium IoT PaaS customer as a customer as of a given date that contributed more than US$100,000 of IoT PaaS revenue during the immediately preceding 12-month period.

DBNER of IoT PaaS for the trailing 12 months ended December 31, 2022 was 51%. The Group calculates DBNER of IoT PaaS for a trailing 12-month period by first identifying all customers in the prior 12-month period (i.e., those have placed at least one order for IoT PaaS during that period), and then calculating the quotient from dividing the IoT PaaS revenue generated from such customers in the current trailing 12-month period by the IoT PaaS revenue generated from the same group of customers in the prior 12-month period. The Group’s DBNER may change from period to period, due to a combination of various factors, including changes in the customers’ purchase cycles and amounts and the Group’s customer mix, among other things. DBNER indicates the Group’s ability to expand customer use of its platform over time and generate revenue growth from existing customers.

Registered IoT device and software developers, or registered developers, were over 708,000 as of December 31, 2022, up 38.8% from approximately 510,000 developers as of December 31, 2021.

Outlook

The global consumer discretionary industry and consumer spending are still expected to continue to face a range of challenges in 2023, including, among other things, a decline or continued weakness in the general economic conditions, global high inflation, inventory backlog experienced by players such as smart device manufacturers, brands and retail channels in the supply chain, fluctuations in foreign exchange rates, and geopolitical tensions and conflicts, and competitions brought by technology iteration to the IoT industry.

The Group will continue to make efforts to monitor the uncertainties caused by such challenges, and despite these challenges, the Group remains confident in its long-term growth prospects and stays committed to iterating its products and services, further enhancing its software and embedded hardware capabilities, expanding customer base, diversifying revenue streams, and further optimizing operating efficiency.

MANAGEMENT DISCUSSION AND ANALYSIS

1.	Liquidity and capital resources

The Group has been incurring losses from operations since inception. The Group incurred net losses of US$146.2 million and US$175.4 million for the year ended December 31, 2022 and 2021, respectively. Accumulated deficit amounted to US$514.1 million as of December 31, 2022. Net cash used in operating activities was US$70.7 million and US$126.1 million for the year ended December 31, 2022 and 2021, respectively.

The Group’s liquidity is based on its ability to enhance its operating cash flow position, obtain capital financing from equity interest investors to fund its general operations, research and development activities and capital expenditures. The Group’s ability to continue as a going concern is dependent on management’s ability to execute its business plan successfully, which includes increasing market acceptance of its products to boost sales volume to achieve economies of scale or strengthen its technology capabilities to provide advanced products with higher value proposition while applying more effective marketing strategies and cost control measures to better manage operating cash flow position and obtaining funds from outside sources of financing to generate positive financing cash flows. In March and April 2021, with the completion of its initial public offering on NYSE and the exercise of the over-allotment option by underwriters, the Company received net proceeds, after deducting the underwriting discounts and commissions, fees and offering expenses, of US$904.7 million. On July 5, 2022, the Class A ordinary shares of the Company were listed on the Main Board of the Hong Kong Stock Exchange. In connection with the Listing, 7,300,000 new Class A ordinary shares of the Company were issued and allotted at the offer price of HK$19.3 per Class A ordinary share. Net proceeds from the global offering, after deducting the underwriting fees and commissions, were approximately HK$70.0 million (the “Global Offering Net Proceeds”), and no over-allotment option was exercised.

As of December 31, 2022, the balance of cash and cash equivalents and short-term investments was US$954.3 million (as of December 31, 2021: US$1,066.1 million).

2.	Interest-bearing bank and other borrowings

As of December 31, 2022, the Group did not have any interest-bearing bank and other borrowings.

3.	Pledge of assets

As of December 31, 2022, the Group did not have any pledge of assets.

4.	Gearing ratio

Gearing ratio equals total debt divided by total equity as of the end of the period. Total debt is defined to include short-term borrowings, current portion of long-term borrowings and long-term borrowings which are all interest-bearing borrowings. As of December 31, 2022, the gearing ratio of the Group was nil as the Group had no borrowings (as of December 31, 2021: nil).

5.	Material investments

For the year ended December 31, 2022, the Group did not have any significant investments (including any investment in an investee company with a value of 5% or more of the Group’s total assets as of December 31, 2022) except for time deposits of US$818.9 million presented as short-term investment. As of December 31, 2022, the Group did not have other plans for material investments and capital assets.

6.	Capital expenditure commitments

As of December 31, 2022, the Group did not have any capital expenditure commitments.

7.	Contingent liabilities

As of December 31, 2022, the Group did not have any material contingent liabilities.

8.	Material acquisitions and disposals

The Group did not conduct any material acquisitions and disposals for the year ended December 31, 2022.

9.	Risk management

Foreign exchange risk

The revenue of the Group is predominantly denominated in Renminbi (“RMB”) and a substantial portion of the Group’s expenses is also denominated in RMB. The Group uses United States dollar as its reporting currency. The functional currency of the Company and its subsidiaries incorporated in Cayman Islands and Hong Kong is the United States dollar, while the functional currency of the Group’s other subsidiaries and VIE is their respective local currency as determined based on the criteria of ASC 830, Foreign Currency Matters. The financial statements of its subsidiaries and consolidated affiliated entities using functional currencies other than U.S. dollar, such as RMB, are translated to the U.S. dollar. As a result, as RMB depreciates or appreciates against the U.S. dollar, the Group’s revenue presented in U.S. dollars will be negatively or positively affected. The Group does not believe that it currently has any significant direct foreign exchange risk arising from its operating activities. As of December 31, 2022, the Group did not hold any financial instruments for hedging purposes.

Interest rate risk

The Group’s exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits. The Group has not used any derivative financial instruments to manage its interest risk exposure. Interest-earning instruments carry a degree of interest rate risk. The Group has not been exposed, nor does the Group anticipate being exposed, to material risks due to changes in interest rates. However, the Group’s future interest income may be lower than expected due to changes in market interest rates.

10.	Employees and remuneration policies

The following table sets forth the breakdown of the Group’s salaried employees by function as of December 31, 2022:

Function	Number of Employees
Research and development	1,313
Sales and marketing	384
General and administrative, and others	138
Total	1,835

The Group primarily recruits the employees by its recruitment specialists at human resources department through referrals and online channels, including the Company’s corporate website and social networking platforms. The Group has adopted a series of training policies and tailor-made lessons, pursuant to which technology, corporate culture, leadership, and other trainings are regularly provided to the Group’s employees by internal speakers and third-party consultants. The Group offers its employees competitive compensation packages and a dynamic work environment that encourages initiative. The Group participates in various government statutory employee benefit plans, including social insurance, namely pension insurance, medical insurance, unemployment insurance, work-related injury insurance and maternity insurance, and housing funds. In addition, the Group participates in a supplemental employee commercial healthcare insurance program effective on December 23, 2022, aiming to promote healthy work and healthy life of employees.

CORPORATE GOVERNANCE

The board (the “Board”) of directors (the “Directors”) of the Company is committed to achieving high corporate governance standards. The Board believes that high corporate governance standards are essential in providing a framework for the Company to safeguard the interests of shareholders and to enhance corporate value and accountability.

Compliance with the Corporate Governance Code

After the Listing, the Company has complied with all the code provisions of the Corporate Governance Code set forth in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”), save and except for the following.

Pursuant to code provision C.2.1 of the Corporate Governance Code, companies listed on the Hong Kong Stock Exchange are expected to comply with, but may choose to deviate from the requirement that the responsibilities between the chairman and the chief executive officer should be separate and should not be performed by the same individual. The Company deviates from this code provision because Mr. WANG Xueji (“Mr. Wang”) performs both the roles of a co-chairman of the Board and the chief executive officer of the Company. Mr. Wang is a founder of the Group and has extensive experience in the business operations and management of the Group. The Board believes that, in view of Mr. Wang’s experience, personal profile and his roles in the Company as mentioned above, Mr. Wang is the Director best suited to identify strategic opportunities, ensure the consistent leadership within the Company, and focus on the Board due to his extensive understanding of the Company’s business as the chief executive officer of the Company. The Board also believes that the combined roles of both chairman and chief executive officer can promote the effective execution of strategic initiatives and facilitate the flow of information between management and the Board.

The Board considers that the balance of power and authority will not be impaired due to this arrangement. The reasons are: (i) all major decisions are made in consultation with members of the Board, including the relevant Board committees, and four independent non-executive Directors; (ii) Mr. Wang and the other Directors acknowledge and undertake to fulfil their fiduciary duties as directors, which require them, among other things, to act in the interests of the Company in a manner that is in the best interests of the Company and to make decisions for the Group accordingly; and (iii) the Board is made up of experienced and talented people who meet regularly to discuss matters affecting the operations of the Company to ensure a balance of power and authority. In addition, the Group’s overall strategic and other major businesses, financial and operational policies have been formulated jointly by the Board and senior management after detailed discussion.

The Board will continue to review and may recommend separating the roles of chairman of the Board and the chief executive officer of the Company in the future if and when it is appropriate, taking into account the circumstances of the Group as a whole.

Compliance with the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code”)

The Class A ordinary shares of the Company were only listed on the Hong Kong Stock Exchange on July 5, 2022 (being the Listing Date), since which time the Model Code has been applicable to the Company.

The Company has adopted the Model Code set out in Appendix 10 to the Listing Rules as its code of conduct regarding directors’ securities transactions. Specific enquiry has been made of all the Directors and the relevant employees and they have confirmed that they have complied with the Model Code since the Listing Date up to the date of this preliminary results announcement.

Audit Committee

The audit committee of the Company (the “Audit Committee”) comprises three independent non-executive Directors, being Mr. HUANG Sidney Xuande, Mr. QIU Changheng and Mr. KUOK Meng Xiong (alias GUO Mengxiong), with Mr. HUANG Sidney Xuande (being the independent non-executive Director with the appropriate professional qualifications) as the chairman of the Audit Committee.

The Audit Committee has reviewed the preliminary unaudited consolidated financial statements and annual results of the Group for the Reporting Period, and there is no disagreement between the Board and the Audit Committee regarding the accounting treatment adopted by the Company.

The Audit Committee has met with the independent auditor of the Company (the “Auditor”), PricewaterhouseCoopers, and has also discussed matters with respect to the accounting policies and practices adopted by the Company and internal control and financial reporting matters.

Auditor’s Procedures Performed on this Preliminary Results Announcement

The figures in respect of the preliminary results announcement of the Group’s unaudited condensed consolidated balance sheets, unaudited condensed consolidated statements of comprehensive loss, unaudited condensed consolidated statements of cash flows and the related notes thereto for the year ended December 31, 2022 have been agreed by the Auditor to the amounts included in the Group’s most current set of unaudited consolidated financial statements for the year. The work performed by the Auditor in this respect did not constitute an audit, review or other assurance engagement, and consequently no assurance has been expressed by the Auditor on this preliminary results announcement.

OTHER INFORMATION

Purchase, Sale and Redemption of the Company’s Listed Securities

On August 30, 2021, the Company announced a US$200 million share repurchase program of ADSs each representing one Class A ordinary shares during a twelve-month period authorized by the Board and which had expired on August 30, 2022. During the period from January 1, 2022 to August 30, 2022, the Company repurchased approximately 16.1 million ADSs representing the same number of Class A ordinary shares of the Company from the open market for a total consideration of approximately US$55.0 million pursuant to the US$200 million share repurchase program.

On November 9, 2022, the Company announced a US$50 million share repurchase program authorized by the Board. During the Reporting Period, the Company repurchased approximately 2.8 million ADSs and Class A ordinary shares of the Company from the open market for a total consideration of approximately US$4.2 million pursuant to the US$50 million share repurchase program.

Details of the share repurchases since the Listing Date up to the date of this preliminary results announcement are as follows:

Month and year of repurchase	Number and method of repurchased Class A ordinary shares/ ADSs representing the same number of Class A ordinary shares	Price paid per Class A ordinary share				Aggregate consideration
		Highest		Lowest
November 2022	891,288 on the New York Stock Exchange	US$	1.145	US$	0.969	US$	936,437
December 2022	1,835,479 on the New York Stock Exchange	US$	2.000	US$	1.150	US$	3,247,849
	26,400 on the Hong Kong Stock Exchange	HK$	12.100	HK$	13.660	HK$	342,624

Total	2,753,167 on the New York Stock Exchange and Hong Kong Stock Exchange

Save as disclosed above, neither the Company nor any of its subsidiaries purchased, sold, or redeemed any of the Company’s securities listed on the Hong Kong Stock Exchange since the Listing Date up to the date of this preliminary results announcement.

Use of Proceeds from the Global Offering

On July 5, 2022, the Class A ordinary shares of the Company were listed on the Main Board of the Hong Kong Stock Exchange and the Company successfully raised the Global Offering Net Proceeds (as defined above) of approximately HK$70.0 million. As of the date of this preliminary results announcement, there was no change in the intended use of net proceeds as previously disclosed in the section headed “Future Plans and Use of Proceeds ” in the prospectus of the Company dated June 22, 2022. To the extent that net proceeds are not immediately used for the intended use and to the extent permitted by the relevant law and regulations, the Company will only place the net proceeds as short-term deposits only at licensed banks or financial institutions located in the PRC. For details of the breakdown of the use of proceeds, please refer to the annual report of the Company for the Reporting Period (the “2022 Annual Report”) to be published in due course.

Dividend

The Board did not recommend the distribution of a final dividend for the year ended December 31, 2022.

Important Events after the Reporting Period

Save as disclosed in this preliminary results announcement, no important events affecting the Group occurred since December 31, 2022 and up to the date of this preliminary results announcement.

Publication of Preliminary Annual Results Announcement and 2022 Annual Report

This preliminary results announcement is published on the website of the Hong Kong Stock Exchange at http://www.hkexnews.hk and on the website of the Company at https:// ir.tuya.com. The 2022 Annual Report containing all the information required by the Listing Rules will be dispatched to the shareholders and will be made available on the websites of the Company and the Hong Kong Stock Exchange in due course.

About Tuya Inc.

Tuya Inc. is a global leading IoT cloud development platform with a mission to build an IoT developer ecosystem and enable everything to be smart. Tuya has pioneered a purpose-built IoT cloud development platform that delivers a full suite of offerings, including Platform-as-a-Service, or PaaS, and Software-as-a-Service, or SaaS, to businesses and developers. Through its IoT cloud development platform, Tuya has enabled developers to activate a vibrant IoT ecosystem of brands, OEMs, partners and end users to engage and communicate through a broad range of smart devices.

Use of Non-GAAP Financial Measures

In evaluating the business, the Company considers and uses non-GAAP financial measures, such as non-GAAP operating expenses, non-GAAP loss from operations (including non-GAAP operating margin), non-GAAP net loss (including non-GAAP net margin), and non-GAAP basic and diluted net loss per ADS, as supplemental measures to review and assess its operating performance. The presentation of non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”). The Company defines non-GAAP financial measures excluding the impact of share-based compensation expenses from the respective GAAP financial measures. The Company presents the non-GAAP financial measures because they are used by the management to evaluate its operating performance and formulate business plans. The Company also believes that the use of the non-GAAP financial measures facilitates investors’ assessment of its operating performance.

Non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. Non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using the aforementioned non-GAAP financial measures is that they do not reflect all items of expenses that affect the Group’s operations. Share-based compensation expenses have been and may continue to be incurred in the business and are not reflected in the presentation of non-GAAP measures. Further, the non-GAAP financial measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited. The Company compensates for these limitations by reconciling the non-GAAP measures to the most directly comparable U.S. GAAP measures, all of which should be considered when evaluating the Group’s performance. The Company encourages you to review its financial information in its entirety and not rely on a single financial measure.

The unaudited reconciliations of Tuya’s non-GAAP measures to the most comparable U.S. GAAP measures are included at the end of this preliminary results announcement.

Safe Harbor Statement

This preliminary results announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s beliefs, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “target”, “aim”, “estimate”, “intend”, “plan”, “believe”, “potential”, “continue”, “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the United States Securities and Exchange Commission. The forward-looking statements included in this preliminary results announcement are only made as of the date hereof, and the Company disclaims any obligation to publicly update any forward-looking statement to reflect subsequent events or circumstances, except as required by law. All forward-looking statements should be evaluated with the understanding of their inherent uncertainty.

By order of the Board
Tuya Inc.
WANG Xueji
Chairman

Hong Kong, March 1, 2023

As at the date of this preliminary results announcement, the Board comprises Mr. WANG Xueji, Mr. CHEN Liaohan, Mr. YANG Yi and Ms. LIU Yao as executive Directors, Ms. HONG Jing as non-executive Director and Mr. HUANG Sidney Xuande, Mr. QIU Changheng, Mr. KUOK Meng Xiong (alias GUO Mengxiong) and Mr. YIP Pak Tung Jason as independent non-executive Directors.

TUYA INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2021 AND 2022

(All amounts in US$ thousands (“US$”),

except for share and per share data, unless otherwise noted)

		As of December 31,	As of December 31,
	Note	2021	2022
ASSETS
Current assets
Cash and cash equivalents		963,938	133,161
Restricted cash		638	–
Short-term investments		102,134	821,134
Accounts receivable, net	7	32,701	12,172
Notes receivable		1,393	2,767
Inventories, net		62,582	45,380
Prepayments and other current assets		27,882	8,752

Total current assets		1,191,268	1,023,366

Non-current assets
Property, equipment and software, net		6,805	3,827
Operating lease right-of-use assets, net		22,181	9,736
Long-term investments		26,078	18,031
Other non-current assets		1,818	1,179

Total non-current assets		56,882	32,773

Total assets		1,248,150	1,056,139

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	8	12,212	9,595
Advance from customers		31,088	27,633
Deferred revenue, current		9,254	6,821
Accruals and other current liabilities		50,847	33,383
Lease liabilities, current		5,697	3,850

Total current liabilities		109,098	81,282

TUYA INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)
AS OF DECEMBER 31, 2021 AND 2022

(All amounts in US$ thousands (“US$”),

except for share and per share data, unless otherwise noted)

		As of December 31,	As of December 31,
	Note	2021	2022
Non-current liabilities
Lease liabilities, non-current		16,048	5,292
Deferred revenue, non-current		859	394
Other non-current liability		8,484	7,004

Total non-current liabilities		25,391	12,690

Total liabilities		134,489	93,972

Shareholders’ equity
Ordinary shares		–	–
Class A ordinary shares		25	25
Class B ordinary shares		4	4
Treasury stock		(46,930)	(86,438)
Additional paid-in capital		1,526,140	1,584,764
Accumulated other comprehensive income/(loss)		2,320	(22,115)
Accumulated deficit		(367,898)	(514,073)

Total shareholders’ equity		1,113,661	962,167

Total liabilities and shareholders’ equity		1,248,150	1,056,139

TUYA INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(All amounts in US$ thousands (“US$”),

except for share and per share data, unless otherwise noted)

		For the Year Ended December 31,
	Note	2021	2022
Revenue	3	302,076	208,172
Cost of revenue		(174,209)	(118,749)

Gross profit		127,867	89,423

Operating expenses:
Research and development expenses		(174,289)	(144,942)
Sales and marketing expenses		(75,384)	(55,662)
General and administrative expenses		(71,589)	(67,513)
Other operating incomes, net		9,835	10,508

Total operating expenses		(311,427)	(257,609)

Loss from operations		(183,560)	(168,186)

Other income/(loss)
Other non-operating incomes, net		1,958	2,904
Financial income, net		7,286	18,546
Foreign exchange (loss)/gain, net		(618)	2,441

Loss before income tax expense		(174,934)	(144,295)
Income tax expense	4	(490)	(1,880)

Net loss		(175,424)	(146,175)

Net loss attributable to Tuya Inc.		(175,424)	(146,175)

Net loss attributable to ordinary shareholders		(175,424)	(146,175)

TUYA INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS (CONTINUED)

(All amounts in US$ thousands (“US$”),

except for share and per share data, unless otherwise noted)

		For the Year Ended December 31,
	Note	2021	2022
Net loss		(175,424)	(146,175)

Other comprehensive income/(loss)
Changes in fair value of long-term investments		357	(9,493)
Foreign currency translation		1,482	(14,942)

Total comprehensive loss attributable to Tuya Inc.		(173,585)	(170,610)

Net loss attributable to ordinary shareholders		(175,424)	(146,175)

Net loss attributable to Tuya Inc.		(175,424)	(146,175)

Net loss attributable to ordinary shareholders		(175,424)	(146,175)

Weighted average number of ordinary shares used in computing net loss per share, basic and diluted	6	489,149,533	553,527,529

Net loss per share attributable to ordinary shareholders, basic and diluted	6	(0.36)	(0.26)

Share-based compensation expenses were included in:
Research and development expenses		14,542	14,692
Sales and marketing expenses		6,702	6,825
General and administrative expenses		44,845	47,502

TUYA INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in US$ thousands (“US$”),

except for share and per share data, unless otherwise noted)

		For the Year Ended December 31,
	Note	2021	2022
Net cash used in operating activities		(126,103)	(70,654)
Net cash used in investing activities		(112,957)	(714,225)
Net cash generated from/(used in) financing activities		1,041,802	(38,582)
Effect of exchange rate changes on cash and cash equivalents, restricted cash		2,879	(7,954)

Net increase/(decrease) in cash and cash equivalents, restricted cash		805,621	(831,415)

Cash and cash equivalents, restricted cash at the beginning of period		158,955	964,576

Cash and cash equivalents, restricted cash at the end of period		964,576	133,161

NOTES TO THE UNAUDITED FINANCIAL INFORMATION:

1.	GENERAL INFORMATION

Tuya Inc. (the “Company”) was incorporated under the laws of the Cayman Islands on August 28, 2014, as an exempted company with limited liability. The Company and its subsidiaries and consolidated variable interest entity (“VIE”) (collectively referred to as the “Group”) are principally engaged in offering PaaS (Platform-as-a- Service) to business customers developing IoT (Internet of Things) devices, including brands and their OEMs (original equipment manufacturer). Also, the Group offers Industry SaaS (Software-as-a-Service) and cloud-based value-added services to its customers. The Group also sells finished smart devices powered by Tuya purchased from qualified OEMs (the “Smart device distribution”).

Prior to the incorporation of Tuya Inc. in August 2014, the Group commenced its initial operations through Hangzhou Tuya Technology Co., Ltd. (“Hangzhou Tuya Technology”), which was established on June 16, 2014 by Wang Xueji and another individual. After a series of agreements, Hangzhou Tuya Technology was owned by Wang Xueji and other four individuals (collectively, the “Registered Shareholders”) together with two unrelated investors of Series Angel financing (the “Non-Registered Shareholders VIE Investors”) by August 2014. In December 2014, Hangzhou Tuya Information Technology Co., Ltd. (“the WFOE”) was established after the incorporation of Tuya Inc. The Group then entered into a series of contractual arrangements among the WFOE, Hangzhou Tuya Technology and Hangzhou Tuya Technology’s shareholders in December 2014, and thereafter Hangzhou Tuya Technology (the “VIE”) became the variable interest entity of the Group. The VIE was controlled by Wang Xueji before and after this transaction. After the completion of this transaction, the Group’s consolidated financial statements include the financial statements of the Company, its subsidiaries and the consolidated VIE. In 2019, the VIE agreements were amended and restated, which amended the VIE’s shareholders list and equity interest of each shareholder as a result of the change in registered share capital of the VIE and exit of Non-Registered Shareholders VIE Investors as the VIE’s shareholders. The contractual arrangements were further amended and restated in January 2022.

The VIE operated de minimis business activities and had no material impact on the Company’s financial position, results of operations or cash flows for the years ended December 31, 2021 and 2022.

2.	BASIS OF PREPARATION

The consolidated financial statements of the Group have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) to reflect the financial position, results of operations and cash flows of the Group. The accounting policies applied are consistent with those of the unaudited consolidated financial statements for the preceding fiscal year.

3.	REVENUE

The Group’s revenue was disaggregated by its major revenue streams in the years presented as follows:

	Year Ended December 31,
	2021	2022
	US$	US$
IoT PaaS	261,360	152,914
Smart device distribution	22,153	25,446
SaaS and others	18,563	29,812
Total revenue	302,076	208,172

4.	TAXATION

Cayman Islands

Under the current tax laws of Cayman Islands, the Company is not subject to income, corporation or capital gains tax, and no withholding tax is imposed upon the payment of dividends.

British Virgin Islands

Under the current laws of the British Virgin Islands, entities incorporated in the British Virgin Islands are not subject to tax on their income or capital gains.

Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, the Group’s subsidiaries in Hong Kong are subject to 16.5% Hong Kong profit tax on its taxable income generated from operations in Hong Kong. Additionally, payments of dividends by the subsidiaries incorporated in Hong Kong to the Company are not subject to any Hong Kong withholding tax.

PRC

PRC Enterprise Income Tax (“EIT”)

On March 16, 2007, the National People’s Congress of PRC enacted the Enterprise Income Tax Law (the “new CIT Law”), under which foreign invested enterprises (“FIEs”) and domestic companies would be subject to enterprise income tax (“EIT”) at a uniform rate of 25%. The new CIT law became effective on January 1, 2008. In accordance with the implementation rules of EIT Law, a qualified “High and New Technology Enterprise” (“HNTE”) is eligible for a preferential tax rate of 15%. The HNTE certificate is effective for a period of three years. An entity could re-apply for the HNTE certificate when the prior certificate expires.

The WFOE (Hangzhou Tuya Information Technology Co., Ltd.) obtained its HNTE certificate with a valid period of six years from years ended December 31, 2018 to 2024, and renewed in 2022 with a valid period of three years from years ended December 31, 2022 to 2024. Therefore, the WFOE is eligible to enjoy a preferential tax rate of 15% in the period presented, to the extent it has taxable income under the EIT Law, as long as it maintains the HNTE qualification and duly conducts relevant EIT filing procedures with the relevant tax authority.

PRC Withholding Income Tax on Dividends

The EIT Law also provides that an enterprise established under the laws of a foreign country or region but whose “de facto management body” is located in the PRC be treated as a resident enterprise for PRC tax purposes and consequently be subject to the PRC income tax at the rate of 25% for its global income. The implementing Rules of the EIT Law merely define the location of the “de facto management body” as “the place where the exercising, in substance, of the overall management and control of the production and business operation, personnel, accounting, properties, etc., of a non-PRC company is located.”

The EIT Law also imposes a withholding income tax of 10% on dividends distributed by a FIE to its immediate holding company outside of China, if such immediate holding company is considered as a non-resident enterprise without any establishment or place within China or if the received dividends have no connection with the establishment or place of such immediate holding company within China, unless such immediate holding company’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. According to the arrangement between Mainland China and Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion in August 2006, dividends paid by a FIE in China to its immediate holding company in Hong Kong can be subject to withholding tax at a rate of no more than 5% if the immediate holding company in Hong Kong owns directly at least 25% of the shares of the FIE, and could be recognized as a Beneficial Owner of the dividend from PRC tax perspective.

As of December 31, 2021 and 2022, the Company did not record any withholding tax on the retained earnings of its subsidiaries in the PRC as the Group does not have any plan to require its PRC subsidiaries to distribute their retained earnings and intends to retain them to operate and expand its business in the PRC.

United States

The Company’s subsidiary in California, United States is subject to U.S. federal corporate tax and California corporate franchise tax on its taxable income as reported in its statutory financial statements adjusted in accordance with relevant U.S. tax laws. The applicable U.S. federal corporate tax rate is 21% and the California corporate franchise tax rate is 8.84% or minimum of $0.8, whatever is larger in 2021 and 2022.

On December 22, 2017, the U.S. government enacted comprehensive tax legislation commonly referred to as the Tax Cuts and Jobs Act (the “Tax Act”). The Tax Act makes broad and complex changes to the U.S. tax code including, but not limited to: (1) reducing the U.S. federal corporate tax rate from 35% to 21%; (2) requiring companies to pay a one-time transition tax on certain unrepatriated earnings of foreign subsidiaries; (3) generally eliminating U.S. federal income taxes on dividends from foreign subsidiaries; (4) requiring a current inclusion in U.S. federal taxable income of certain earnings of controlled foreign corporations; (5) eliminating the corporate alternative minimum tax (“AMT”) and changing how existing AMT credits can be realized; (6) creating the base erosion anti-abuse tax (“BEAT”), a new minimum tax; (7) creating a new limitation on deductible interest expense; and (8) changing rules related to uses and limitations of net operating loss carry-forwards created in tax years beginning after December 31, 2017. In addition, the California corporate franchise tax remained the same after the enactment of the Tax Act. The Company assessed the impact of Tax Act and concluded that it was not material to the Company.

As the Group incurred income tax expense mainly from PRC tax jurisdictions, the following information is based mainly on PRC income taxes.

Composition of income tax expense

The components of loss before tax are as follow:

	Year Ended December 31,
	2021	2022
	US$	US$
Loss before tax
Loss from PRC entities	(150,478)	(143,951)
Loss from overseas entities	(24,456)	(344)
Total loss before tax	(174,934)	(144,295)

	Year Ended December 31,
	2021	2022
	US$	US$
Current income tax expense	490	1,880
Deferred income tax	-	-
Total income tax expense	490	1,880

Reconciliation of the differences between statutory tax rate and the effective tax rate

Reconciliation of the differences between the statutory EIT rate applicable to losses of the consolidated entities and the income tax expenses of the Group:

	Year Ended December 31,
	2021	2022
PRC Statutory income tax rate	25.0%	25.0%
Effect of tax rates in different tax jurisdiction	(2.0)%	(0.3)%
Income tax on tax holiday (1)	(2.2)%	(6.0)%
Additional deduction for research and development expenditures	7.2%	8.5%
Share-based compensation expenses	(8.4)%	(10.5)%
Permanent book-tax differences	6.2%	(1.4)%
Change in valuation allowance (2)	(26.0)%	(16.6)%
Effective tax rates	(0.2)%	(1.3)%

(1)	The income tax on tax holidays represents the effect of preferential income tax rate that the WFOE qualified as an HNTE is entitled to enjoy the beneficial tax rate of 15%.

(2)	Valuation allowance for the years ended December 31, 2021 and 2022 are related to the deferred tax assets of certain group entities which reported losses. The Group believes that it is more likely than not that the deferred tax assets of these entities will not be utilized. Therefore, valuation allowance has been provided.

Deferred tax assets and deferred tax liabilities

The following table sets forth the significant components of the deferred tax assets:

	As of December 31,
	2020	2021	2022
	US$	US$	US$
Deferred tax assets Net accumulated losses-carry forward	33,277	76,944	103,231
Payroll liabilities	3,836	5,438	2,915
Inventory write-downs	183	402	691
Receivables allowances	83	171	42
Other deductible temporary difference	26	9	88
Less: valuation allowance	(37,405)	(82,964)	(106,967)
Total deferred tax assets	–	–	–

As of December 31, 2022, the Group had tax losses carry forwards of approximately US$544,528, which mainly arose from its subsidiaries established in the PRC. These tax losses carry forwards from PRC entities will expire during the period from 2023 to 2032 as follows:

At December 31, 2022	US$
2023	115
2024	238
2025	62,589
2026	111,126
2027	51,577
2028	33,544
2029	71,988
2030	39,414
2031	36,357
2032	107,533
Total tax losses carry forwards	514,481

Movement of valuation allowance

	As of December 31,
	2020	2021	2022
	US$	US$	US$
Balance at beginning of the year	21,205	37,405	82,964
Changes of valuation allowance (1)	16,200	45,559	24,003
Balance at end of the year	37,405	82,964	106,967

(1)	Valuation allowances have been provided against deferred tax assets when the Group determines that it is more likely than not that the deferred tax assets will not be utilized in the future. In making such determination, the Group evaluates a variety of factors including the Group’s entities’ operating history, accumulated deficit, existence of taxable temporary differences and reversal periods. As of December 31, 2021 and 2022, full valuation allowances on deferred tax assets were provided because it was more likely than not that the Group will not be able to utilize tax loss carry forwards and other temporary tax difference generated by its unprofitable subsidiaries and the VIE.

5.	DIVIDENDS

The board of directors of the Company did not recommend the distribution of any final dividend for the years ended December 31, 2021 and 2022. No dividend was paid for the years ended December 31, 2021 and 2022.

6.	BASIC AND DILUTED NET LOSS PER SHARE

Basic and diluted loss per share have been calculated in accordance with ASC 260 on computation of earnings (loss) per share for each of the years ended December 31, 2021 and 2022 are calculated as follows:

	Year Ended December 31,
	2021	2022
	US$	US$
Basic and diluted net loss per share calculation Numerator:
Net loss attributable to Tuya Inc.’s ordinary shareholders, basic and diluted	(175,424)	(146,175)

Denominator:
Weighted-average ordinary shares outstanding, basic and diluted	489,149,533	553,527,529

Net loss per share attributable to ordinary shareholders:
– Basic and Diluted	(0.36)	(0.26)

7.	ACCOUNTS RECEIVABLE, NET

	As of December 31,
	2021	2022
	US$	US$
Accounts receivable, gross	34,345	13,955
Less: allowance for doubtful accounts	(1,644)	(1,783)

Total accounts receivable, net	32,701	12,172

The Group recorded the allowance for doubtful accounts of US$1,030 and US$288 for the years ended December 31, 2021 and 2022, respectively.

An aging analysis based on relevant invoice dates is as follows:

	As of December 31,
	2021	2022
	US$	US$
0-3 months	29,962	7,033
3-6 months	1,279	1,754
6-12 months	1,444	3,031
Over 1 year	1,660	2,137

Total accounts receivable, gross	34,345	13,955

8.	ACCOUNTS PAYABLE

	As of December 31,
	2021	2022
	US$	US$
Total accounts payable	12,212	9,595

An aging analysis based on relevant invoice dates as follows:

	As of December 31,
	2021	2022
	US$	US$
0-3 months	11,493	8,594
3-6 months	209	206
6-12 months	215	615
Over 1 year	295	180
Total accounts payable	12,212	9,595

END OF NOTES TO UNAUDITED FINANCIAL INFORMATION.

TUYA INC.

UNAUDITED RECONCILIATION OF NON-GAAP MEASURES

TO THE MOST DIRECTLY COMPARABLE U.S. GAAP MEASURES

(All amounts in US$ thousands (“US$”),

except for share and per share data, unless otherwise noted)

	For the Year Ended December 31,
	2021	2022
Reconciliation of operating expenses to non-GAAP operating expenses
Research and development expenses	(174,289)	(144,942)
Add: Share-based compensation expenses	14,542	14,692
Adjusted Research and development expenses	(159,747)	(130,250)

Sales and marketing expenses	(75,384)	(55,662)
Add: Share-based compensation expenses	6,702	6,825
Adjusted Sales and marketing expenses	(68,682)	(48,837)

General and administrative expenses	(71,589)	(67,513)
Add: Share-based compensation expenses	44,845	47,502
Adjusted General and administrative expenses	(26,744)	(20,011)

Reconciliation of loss from operations to non-GAAP loss from operations Loss from operations	(183,560)	(168,186)
Add: Share-based compensation expenses	66,089	69,019
Non-GAAP Loss from operations	(117,471)	(99,167)

Non-GAAP Operating margin	(38.9)%	(47.6)%

Reconciliation of net loss to non-GAAP net loss Net loss	(175,424)	(146,175)
Add: Share-based compensation expenses	66,089	69,019
Non-GAAP Net loss	(109,335)	(77,156)

Non-GAAP Net margin	(36.2)%	(37.1)%

Weighted average number of ordinary shares used in computing non-GAAP net loss per share, basic and diluted	489,149,533	553,527,529

Non-GAAP net loss per share attributable to ordinary shareholders, basic and diluted	(0.22)	(0.14)